UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semi Annual Report Pursuant to Regulation A of the Securities Act of 1933

For the semi-annual period ended June 30, 2021

Automation Finance Reperformance Fund IV LLC

228 Park Avenue South #67157

New York, NY 10003

(844) 736-6027

www.automationfinance.com

ITEM 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Offering Results

The Company was formed on July 13, 2018, and its offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on July 19, 2019 (a subsequent amendment of the Company’s Offering State was qualified on September 26, 2019).

During the period January 1, 2021 to June 30, 2021, the Company had accepted subscriptions for 29,972 shares totaling $299,720 and redeemed 3,457 shares totaling $34,574 and made distributions amounting to $93,324. Approximately 4,756,144 of our Series A shares remained available for sale to the public under our Offering.

The per share purchase price of our Series A shares has been $10.00 per share from inception through June 30, 2021.

Operating Results

As of June 30, 2021, the Company had not commenced its operations and hence had not acquired any mortgage loans or otherwise conducted any business.

Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of real estate and real estate related investments.

Liquidity & Capital Resources

To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by the Mortgages and other property owned by the Company. Typically, we are able to borrow approximately 75.0% of the purchase price of Mortgages, although our Investment Manager does not intend to typically exceed 50.0% of the price of the Mortgages.

The Company does not currently have any capital commitments. We expect to deploy most of the capital we raise in the Offering in buying mortgages. Should we need more capital for any reason, we could either sell more Series A Preferred Stock or sell other classes of securities. In selling Series A Preferred Stock or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000.00 of securities using Regulation A during any period of 12 months.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

ITEM 2.

OTHER INFORMATION

None.

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ITEM 3.

FINANCIAL STATEMENTS (UNAUDITED)

Automation Finance Reperformance Fund IV LLC

A Delaware Limited Liability Company

FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

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Automation Finance Reperformance Fund IV LLC

Index to Financial Statements

FINANCIAL STATEMENTS AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED) AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

Automation Finance Reperformance Fund IV LLC

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED)

	Jun-21	Dec-20
ASSETS
Cash and cash equivalents	$2,434,818	$2,211,890
Deferred offering cost	37,895	37,895
Total Assets	2,472,713	2,249,785

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Due to related party	34,046	34,046
Subscription received in advance	-	41,025
Other payables	5,997	9,122
Distribution payable	16,109	13,978
Total Liabilities	56,152	98,171

Members’ Equity:
Series A Preferred Stock, $10 per share; 5,000,000 shares authorized; 241,885 and 215,370 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	2,218,026	2,046,204

Common Stock, 1,000,000 shares authorized, issued and outstanding, as of June 30, 2021 and December 31, 2020	198,535	105,410
Retained Earnings	-	-
Total Members’ Equity	2,416,561	2,151,614

Total Liabilities and Members’ Equity	$2,472,713	$2,249,785

See accompanying notes, which are an integral part of these financial statements.

Automation Finance Reperformance Fund IV LLC

STATEMENTs OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	Jun-21	Jun-20
INCOME
Other income	$-	$-
Total income	-	-
EXPENSES
General & administrative expenses	-	-
Total expenses	-	-
Net Income/(Loss)	$-	$-

Weighted average common shares outstanding – basic and diluted	1,000,000	1,000,000
Earnings/(loss) per common share – basic and diluted	$-	$-

See accompanying notes, which are an integral part of these financial statements.

Automation Finance Reperformance Fund IV LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	Series A Preferred Stock		Common Stock		Total Members’
	Shares	Amounts	Shares	Amounts	Equity
Balance, January 1, 2020	6,584	$65,493	1,000,000	$(1,454)	$64,039
Contributions	145,782	1,457,822	-	39,542	1,497,364
Distributions	-	(34,800)	-	-	(34,800)
Withdrawals	(449)	(4,485)	-	-	(4,485)
Net income/(loss)	-	-	-	-	-
Balance, June 30, 2020	151,917	1,484,030	1,000,000	38,088	1,522,118
Contributions	64,975	649,748	-	67,322	717,070
Distributions	-	(72,353)	-	-	(72,353)
Withdrawals	(1,522)	(15,221)	-	-	(15,221)
Net income/(loss)	-	-	-	-	-
Balance, December 31, 2020	215,370	2,046,204	1,000,000	105,410	2,151,614
Contributions	29,972	299,720	-	93,125	392,845
Distributions	-	(93,324)	-	-	(93,324)
Withdrawals	(3,457)	(34,574)	-	-	(34,574)
Net income/(loss)	-	-	-	-	-
Balance, June 30, 2021	241,885	$2,218,026	1,000,000	$198,535	$2,416,561

See accompanying notes, which are an integral part of these financial statements.

Automation Finance Reperformance Fund IV LLC

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	Jun-21	Jun-20
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$-	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net increase (decrease) in other receivable	-	(9,019)
Net increase (decrease) in funds held in escrow account	-	65,672
Net increase (decrease) in other payables	(3,125)	-
Net cash provided by (used in) operating activities	(3,125)	56,653

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering cost	-	-
Advances from (repayments to) related party	-	-
Proceeds from capital contributions	351,820	1,497,844
Payments for capital withdrawals	(34,574)	(4,485)
Distributions paid	(91,193)	(28,014)
Net cash provided by financing activities	226,053	1,465,345

Net increase in cash and cash equivalents	222,928	1,521,998
Cash and cash equivalents, beginning of period	2,211,890	-
Cash and cash equivalents, end of period	$2,434,818	$1,521,998

See accompanying notes, which are an integral part of these financial statements.

Automation Finance Reperformance Fund IV LLC

notes to Financial Statements

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 AND FOR THE SIX-MONTH
PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

NOTE 1: NATURE OF OPERATIONS

Automation Finance Reperformance Fund IV LLC (the “Company”) is a limited liability company organized on July 13, 2018 under the laws of Delaware. The Company was formed to invest in (buy) primarily non- performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single- family residential property) and delinquent in payment, and work with homeowners to resolve the non-performing loans in a socially conscious manner. The Company was originally organized under the name ‘AF 2018 NPL A, LLC’; the name of the Company was formally changed on March 27, 2019 to AF 2019 NPL A, LLC. The name of the Company was again changed on August 14, 2019, to its current name, Automation Finance Reperformance Fund IV LLC.

The Company is managed by Automation Holdings, LLC (the “Managing Member”), a Nevada limited liability company. Automation Capital Management, LLC (the “Investment Manager”) (a related party) has exclusive control over all aspects of the Company’s business in its role as Investment Manager.

As of June 30, 2021, the Company has not commenced planned principal operations. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), the Company has determined that it is an investment company and has applied the guidance in accordance with ASC 946.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the Company had a bank account with Pacific Premier Bank and held $2,434,818 and $2,211,890, respectively, in it.

Cash is subject to credit risk to the extent that the balance exceeds applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. The Company’s cash balance exceeded FDIC insured amounts by $2,184,818 as of June 30, 2021 and $1,961,890 as of December 31, 2020. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfil contractual obligations on its behalf.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A- “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company commenced in 2019 under Regulation A. Prior to the completion of the offering, these costs are capitalized on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed. Deferred offering costs of $37,895 are capitalized to the statements of financial position as of June 30, 2021 and December 31, 2020, which will be recognized upon closing of its offering in 2021.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the statements of financial position approximate their value.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (“Topic 606”). Topic 606 requires new disclosures effective January 1, 2019, including descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company’s accounting policies did not materially change because of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to members’ equity as of June 30, 2021 and December 31, 2020, or to revenue for the period ended June 30, 2021 and 2020 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

No revenue has been earned or recognized for the six-months period ended June 30, 2021 and 2020.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. There are no dilutive or potentially dilutive instruments outstanding as of June 30, 2021 and December 31, 2020.

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS’ EQUITY

The Company authorized 1,000,000 shares of common stock (no par value) and 5,000,000 shares of Series A Preferred Stock (no par value). Common stockholders have 1 vote per share while preferred stockholders do not have voting rights. Distributions of the Company’s capital are to be made first on the Series A Preferred Stock’s preferred returns (8% compounded annual return on the unreturned balance of their investment), then in returning capital contributions on the Series A Preferred Stock, and finally to common stockholders. Holders of Series A Preferred Stock can request redemption subject to the Company’s approval, which reduces the preferred return rates to 6% or 7% dependent upon the holding period prior to redemption. In the event of a liquidation of the Company, holders of Series A Preferred Stock receive a priority distribution of any available unpaid preferred returns and/or unreturned capital. However, holders of Series A Preferred Stock are guaranteed neither a preferred return nor a return of any capital contribution.

The Company is managed by a Managing Member, Automation Holdings, LLC, and the Company’s Investment Manager is Automation Capital Management, LLC, both related parties. Fees payable to Managing Member and Investment Manager are described in Note 5.

During the year ended December 31, 2020, the Company issued 210,757 shares of Series A Preferred Stock for gross proceeds of $2,107,570, redeemed 1,971 shares totaling $19,706 and made distributions amounting to $107,153.

During the six-month period ended June 30, 2021, the Company issued 29,972 shares of Series A Preferred Stock for gross proceeds of $299,720, redeemed 3,457 shares totaling $34,574 and made distributions amounting to $93,324. Approximately 4,756,144 of Series A shares remained available for sale to the public under its Regulation A offering. The Company’s managing member made contributions of $93,125 during the six-month period ended June 30, 2021.

As of June 30, 2021 and December 31, 2020, 1,000,000 shares of common stock are issued and outstanding. As of June 30, 2021 and December 31, 2020, 241,885 and 215,370 shares of Series A Preferred Stock are issued and outstanding, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY

The Managing Member will charge the Company a management fee equal to 0.1667% per month of the total capital accounts of all of the Company’s stockholders as of the last day of each calendar month, or approximately 2% of the capital accounts per year. In addition, the Managing Member will assess a fee of $60.00 monthly per mortgage. The Investment Manager will be compensated $10,000, which will be paid by the Managing Member. As of June 30, 2021 and December 31, 2020, no management and compensation fees were charged to the Company.

Expenses from inception to June 30, 2021 were paid by the Managing Member of the Company, Automation Holdings, LLC, on the Company’s behalf. Per the LLC Agreement, the Company will reimburse the Managing Member and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. As of June 30, 2021 and December 31, 2020, $34,046 and $34,046, respectively, remained due to the Managing Member of the Company.

NOTE 6: ADMINISTRATIVE SERVICES

Sudrania Fund Services Corp. serves as the Company’s administrator and performs certain administrative and accounting services on behalf of the Fund.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8 – FINANCIAL HIGHLIGHTS

Financial highlights presented are for the six-month periods ended June 30, 2021 and 2020:

	Series A Preferred Stocks
	Jun-21	Jun-20
Net return:	0.00%	0.00%
Ratios to average Members’ Equity:
Total expenses	0.00%	0.00%
Net investment income	0.00%	0.00%

Total return and the ratios to average net asset value are calculated for Series A Preferred Stock taken as a whole. An individual member’s total return and ratios may vary from the above returns and ratios due to the timing of their contributions and withdrawals and differing fee structures.

NOTE 9 - SUBSEQUENT EVENTS

From July 1, 2021 through September 27, 2021, the Company had contributions of $30,127 and withdrawals of $1,000.

Management’s Evaluation

These financial statements were approved by management and available for issuance on September 27, 2021. Subsequent events have been evaluated through this date.

Item 4.

INDEX OF EXHIBITS

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on July 13, 2018. *

Exhibit 1A-2B	Operating Agreement – Limited Liability Company Agreement. *

Exhibit 1A-2C	Authorizing Resolution – Resolution adopted on June 21, 2019. *

Exhibit 1A-2D	Certificate of Name Change filed with the Delaware Secretary of State on March 27, 2019. *

Exhibit 1A-4	Form of Investment Agreement. *

Exhibit 1A-6A	Investment Management Agreement – The agreement captioned “Investment Advisory and Management Services Agreement” between the Company and Automation Capital Management LLC, dated June 21, 2019. *

Exhibit 1A-6B	Servicing Agreement with Land Home. NOTE: A confidentiality request has been made for this Exhibit pursuant to SEC Rule 406. *

Exhibit 1A-15.1	Operating Results of Prior Programs. *

*	All Exhibits are incorporated by reference to those previously filed.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Automation Finance Reperformance Fund IV LLC

By:	Automation Holdings, LLC
As Managing Member

By	/s/ Paul Birkett
Paul Birkett, Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Birkett
Paul Birkett
Managing Member of Automation Holdings LLC
Date: 9/29/2021

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